Apsy, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Apsy, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 27, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	19,439	837
Accounts Receivable	16,735	-
Other Assets	406	-
Total Current Assets	36,580	837
TOTAL ASSETS	36,580	837
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	10,630	-
Due to Related Party	77,925	9,522
Payroll Liabilities	2,682	-
Total Current Liabilities	91,237	9,522
TOTAL LIABILITIES	91,237	9,522
EQUITY		
Common Stock	222	-
Common Stock Subscribed	(30,010)	-
Additional Paid in Capital	40,162	-
Accumulated Deficit	(65,031)	(8,685)
Total Equity	(54,657)	(8,685)
TOTAL LIABILITIES AND EQUITY	36,580	837

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	101,736	1,068
Cost of Revenue	89,770	9,522
Gross Profit	11,966	(8,454)
Operating Expenses		
Advertising and Marketing	1,524	-
General and Administrative	63,025	231
Rent and Lease	4,087	-
Total Operating Expenses	68,636	231
Operating Income (loss)	(56,670)	(8,685)
Other Income		
Interest Income	-	-
Other	324	-
Total Other Income	324	-
Provision for Income Tax	-	-
Net Income (loss)	(56,346)	(8,685)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(56,346)	(8,685)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	10,630	-
Payroll Liabilities	2,682	-
Accounts Receivable	(16,735)	-
Other Assets	(406)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(3,829)	-
Net Cash provided by (used in) Operating Activities	(60,175)	(8,685)
FINANCING ACTIVITIES		
Issuance of Common Stock	10,374	-
Due to Related Party	68,403	9,522
Net Cash provided by (used in) Financing Activities	78,777	9,522
Cash at the beginning of period	837	-
Net Cash increase (decrease) for period	18,602	837
Cash at end of period	19,439	837

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares	$ Amount	Common Stock Subscribed	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 7/28/2020 (Inception)	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(8,685)	(8,685)
Ending Balance 12/31/2020	-	-	-	-	(8,685)	(8,685)
Issuance of Common Stock	22,189,011	222	(30,010)	40,162	-	10,374
Net Income (Loss)	-	-	-	-	(56,346)	(56,346)
Ending Balance 12/31/2021	22,189,011	222	(30,010)	40,162	(65,031)	(54,657)

Apsy, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Apsy, Inc. ("the Company") was formed in Delaware on July 28th, 2020. The Company earns revenue by developing mobile apps and websites utilizing conversational AI.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the development of mobile apps and websites utilizing conversational AI that significantly lowers costs and requires less coding. The Company’s primary performance obligation is the delivery of a fully functional and user-friendly mobile application or website specifically designed to the customer’s needs and specifications. The Company generally collects cash at the start of an engagement and recognizes revenue throughout the phases of development, which can range anywhere from a few weeks to a few months, as performance obligations are satisfied.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2021 the Company authorized an Employee Equity Pool (“the Pool”) for the purposes of attracting, retaining, and awarding talent. A total of 3,260,989 shares of Common Stock have been allocated towards this Pool to be awarded in the form of Restricted Stock Grants. Furthermore, Restricted Stock Grants may also be awarded from the Founder Equity Pool which consists of 18,645,261 shares of Common Stock. In 2021, a total of 550,000 and 5,250,000 shares have been granted from the Employee Equity Pool and Founder Equity Pool, respectively, and all restricted shares were subject to the following vesting schedule: 25% after 12 months of continuous service, followed by 36 equal monthly installments until fully vested.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the

fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of the shares of the Company's common stock that were sold and subject to vesting of a repurchase option:

	Nonvested Shares
Nonvested shares, January 1, 2020	-
Granted	-
Vested	-
Repurchased	-
Nonvested shares, December 31, 2020	-
Granted	5,800,000
Vested	(1,859,375)
Repurchased	-
Nonvested shares, December 31, 2021	3,940,625

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2020 and 2021, the Company's CEO paid expenses on the Company's behalf for the purposes of funding operations. This payable bears no interest and is due upon demand. The ending balance of this payable was $9,522 and $77,925 as of December 31, 2020 and 2021, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Please see Note 7 – Subsequent Events.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	77,925
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of Common Stock with a par value of $0.00001 per share. 0 and 22,189,011 shares were issued and outstanding as of 2020 and 2021, respectively.

The founder's shares are not subject to a vesting schedule; however, the Company has the option to impose vesting terms as set forth in the Restricted Stock Grant agreements disclosed in the "Equity Based Compensation" note if the founder does not provide services to the Company in a fulltime capacity within 48 months following July 29th, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 27, 2022, the date these financial statements were available to be issued.

In April and May 2022, the Company raised $230,000 in the form of SAFEs (Simple Agreements for Future Equity). The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified equity financing event in the form of either (i) Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock, or (ii) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price, whichever produced the greater number of shares. Furthermore, the agreements provide the right to receive a portion of the proceeds equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price during a qualified liquidity event at no discount rate. Safe Preferred Stock means the shares of the series of Preferred Stock issued to the investors investing new money in the Company's equity financing event. Safe Price means the price per share equal to the post-money valuation cap divided by the Company's capitalization. Each agreement is subject to a valuation cap of $6,077,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital during the years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.